Exhibit 99.1

For Immediate Release

OBOOK Holdings Inc. Secures Direct Listing on Nasdaq Stock Exchange

Based on publicly available information from U.S. exchanges, OwlTing will become Asia’s first fintech company to direct-list on Nasdaq. The Company will celebrate a milestone with opening bell ceremony in New York on October 16th

NEW YORK, NY, United States, October 14, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OBOOK” or the “Company”), a blockchain technology company operating as the OwlTing Group, today announced that it has received approval to direct-list on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “OWLS.” The Company’s Class A common shares are expected to commence trading on October 16, 2025. OwlTing will ring the Nasdaq opening bell the same day to celebrate the completion of its direct listing.

OwlTing’s listing underscores the Company’s leadership in real-world blockchain adoption and its evolution from hospitality and e-commerce origins into a compliance-first global stablecoin payment services through its flagship OwlPay platform. According to the public information, OwlTing will become Asia’s first fintech company to achieve a direct listing on Nasdaq with its Class A common shares. The Company has positioned itself as a regional trailblazer while strengthening its competitiveness in the global stablecoin landscape.

“Becoming a publicly traded company on Nasdaq is a landmark achievement for OwlTing,” said Darren Wang, Founder and CEO at OwlTing Group. “From pioneering blockchain applications in food traceability and hospitality to scaling OwlPay into a trusted enterprise-grade stablecoin payment platform, our journey has always been defined by meeting real-world needs with a compliance-first mindset.”

Darren Wang added, “I want to extend my heartfelt gratitude to our employees, investors, partners, and customers for their unwavering support. Our direct listing not only reflects how far we have come, but also marks the beginning of our next chapter as we continue building regulated, scalable stablecoin infrastructure to support businesses worldwide. Our mission remains clear: to use blockchain technology to provide reliable and transparent data management, and to reinvent the global flow of funds for businesses and consumers.”

“We are honored to commemorate OwlTing’s Nasdaq debut by ringing the Opening Bell,” said Winnie Lin, CFO at OwlTing Group. “Our direct listing reflects our commitment to financial discipline and transparency, which are central to OwlTing’s ethos and success. As a public company, we will continue to invest in innovation, expand our international presence, and strengthen our compliance-first operations. Our focus remains on delivering secure and cost-effective blockchain-powered stablecoin payment solutions that create long-term value for shareholders worldwide.”

About OBOOK Holdings Inc.

OBOOK Holdings Inc. is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement effective on September 29, 2025 (visit here) and other filings with the SEC, available at www.sec.gov.

For investor and media enquiries, please contact:

OBOOK Holdings Inc. Investor Relations

Henry Fan, Investor Relations Director

ir@owlting.com

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com

The Blueshirt Group, Investor Relations

Jack Wang, Managing Director

OwlTing@BlueshirtGroup.co

The Piacente Group, Investor Relations

Dana Cheng, Vice President

OwlTing@thepiacentegroup.com